Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Three Months Ended	Fiscal Years Ended
	April 3, 2005	January 2, 2005	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000
EARNINGS:
Income (loss) before taxes	$6,380	$(26,809)	$(53,430)	$5,873	$(32,050)	$70,780
Fixed charges	2,396	5,056	1,803	743	1,030	1,106

Total earnings (loss)	$8,776	$(21,753)	$(51,627)	$6,616	$(31,020)	71,886

FIXED CHARGES:
Interest expense	$1,935	$3,861	$1,162	$81	$82	$47
Estimated interest charges within rental expense	461	1,195	641	662	948	1,059

Total fixed charges	$2,396	$5,056	$1,803	$743	$1,030	$1,106

RATIO OF EARNINGS TO FIXED CHARGES	3.7	N/A (1)	N/A (2)	8.9	N/A (3)	64.9

(1)	As a result of the net loss incurred in fiscal 2003, the Company was unable to fully cover fixed charges. The amount of such deficiency during such fiscal year was approximately $26.8 million.
(2)	As a result of the net loss incurred in fiscal 2003, the Company was unable to fully cover fixed charges. The amount of such deficiency during such fiscal year was approximately $53.4 million.
(3)	As a result of the net loss incurred in fiscal 2001, the Company was unable to fully cover fixed charges. The amount of such deficiency during such fiscal year was approximately $32.1 million.